EXHIBIT 99.1

Canada Makes History and Cronos Group Inc. Looks Forward with Enthusiasm

TORONTO, Oct. 17, 2018 /CNW/ - Today, Canada became the first G7 country and the second country in the world to legalize cannabis sales for adult recreational use.  Founded to build industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience, Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) ("Cronos Group" or the "Company") CEO Mike Gorenstein issued the following statement:

"This is a defining moment that sets the foundation for all participants in the cannabis industry, both in Canada and as markets open around the world.  Congratulations to the many leaders and advocates who worked so hard to achieve this milestone.

At Cronos, we take pride in leading the industry forward responsibly and are motivated to create meaningful products that excite our consumers and bring happiness and an improved quality of life.  The growth potential in the cannabis industry is vast and extends well beyond the flower.  With our differentiated brands, global footprint, growing production capacity and commitment to cannabinoid innovation, Cronos is well positioned to realize this opportunity.

As we work to transform what was once just an idea into reality, we thank our employees, our partners and our shareholders for their support. We look forward with enthusiasm and a focus on delivering results for all of our stakeholders."

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across five continents. Cronos Group operates two wholly-owned Canadian licensed producers: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. Cronos Group has multiple international production and distribution platforms across five continents. Cronos Group intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws.  All information contained herein that is not clearly historical in nature may constitute forward-looking information.  In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release include the Company's intention to continue to rapidly expand its global footprint, grow its production capacity, build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.  A discussion of some of the material risks applicable to the Company can be found in the Company's current MD&A and Annual Information Form, both of which have been filed on SEDAR and can be accessed at www.sedar.com. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

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SOURCE Cronos Group Inc.

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%CIK: 0001656472

For further information: Anna Shlimak, Investor Relations, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 12:30e 17-OCT-18